SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                                   Cache, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   127150-30-8
                                 (CUSIP Number)

     Jane Saul Berkey, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                            Telephone (212) 840-4242
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 14, 2003
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parites to whom copies are to be sent.

--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following pages)

CUSIP No.  127150-30-8
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     (1)  NAME OF REPORTING PERSON: Jane Berkey
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  / /
                                                                    (b)  /x/
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS**: OO

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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e):                               / /
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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

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NUMBER OF      (7)  SOLE VOTING POWER: 344,046 SHARES
               ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: 344,046

REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
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     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 344,046

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     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES**      / /
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     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%
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     (14) TYPE OF REPORTING PERSON **: IN

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                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 2 OF 4 PAGES

           This statement constitutes Amendment No. 4 to the Schedule 13D dated February 26, 1996, as amended on June 6, 1997, August 25, 1997 and December 27, 2000 (as so amended, the "Schedule 13D"), and is filed by Jane Berkey, with respect to the common stock, $.01 par value per share (the "Common Stock") of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

           Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration
           --------------------------

This amendment relates to the sale of the shares of the Company's Common Stock as more fully described in Items 4 and 5(c) below.

Item 4.    Purpose of Transaction
           --------------------

Item 4 is amended by adding the following:

On July 8, 2003, Jane Berkey and certain other shareholders of the Company listed on Schedule B of the Underwriting Agreement and the Company entered into an underwriting agreement (the "Underwriting Agreement") with Thomas Weisel Partners LLC, US Bancorp Piper Jaffrey Inc. and SG Cowen Securities Corporation as representatives of the underwriters listed on Schedule A thereto (together, the "Underwriters") providing for the sale by Jane Berkey and such other shareholders of the Company of an aggregate of 2,975,000 shares of Common Stock and the sale by the Company of 300,000 shares of Common Stock (collectively the "Offered Securities"), 400,000 of which were to be sold by Jane Berkey as described in Item 5(c) below, to the Underwriters at a price of $16.92. The Underwriters resold the Offered Securities to the public at $18.00 per share. The transaction closed on July 14, 2003.

The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 491,000 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus. The Underwriters exercised the option on July 21, 2003 (the "Over-Allotment Option"). No additional shares were sold by Jane Berkey pursuant to the Over-Allotment Option.

Item 5.    Interest in Securities of the Issuer
           --------------------------

Item 5(a) is amended and restated as follows:

(a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by Jane Berkey is based on 9,906,150 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 25, 2003, as reflected in the Company's registration statement on Form S-2 filed with the Securities and Exchange Commission on July 18, 2002, as amended on June 13, 2003 and July 8, 2003. Jane Berkey may be deemed to beneficially own 344,046 shares of the Company's Common Stock (3.5%).

Item 5(c) is amended by adding the following:

Jane Berkey on July 14, 2003 sold 400,000 shares of the Company's Common Stock in an underwritten public offering.



                            PAGE 3 OF 4 PAGES

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
           --------------------------

Item 6 is amended by adding the following:

LOCK UP AGREEMENT

In connection with the offering of the Offered Securities, Jane Berkey agreed, from the date of the lockup agreement until the date that is 90 days after the date of the prospectus and other than the Over Allotment Option, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, Jane Berkey agreed that, without the prior written consent of Thomas Weisel Partners (which consent may be withheld in its sole discretion), she will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock and waived any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by Jane Berkey, including any rights to receive notice of the public offering. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

UNDERWRITING AGREEMENT

On July 8, 2003, Jane Berkey entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $16.92 per share. The Underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

Item 7.    Material to be Filed as Exhibits

Exhibit 1 Form of Lock Up Agreement by and among Thomas Weisel Partners LLC, US Bancorp Piper Jaffray Inc. and SG Cowen Securities Corporation as representatives of the underwriters listed in Schedule A to the Underwriting Agreement and the Selling Shareholders party thereto.

Exhibit 2 Underwriting Agreement, dated as of July 8, 2003 by and among Thomas Weisel Partners LLC, US Bancorp Piper Jaffray Inc. and SG Cowen Securities Corporation as representatives of the underwriters listed in Schedule A thereto, the Company and the Selling Shareholders listed in Schedule B thereto.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2003


                                          /s/ Jane Berkey
                                          --------------------------
                                          Jane Berkey


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